[AIG LIFE AND RETIREMENT LOGO]
VIA EDGAR and Overnight Mail
August 18, 2014
Ms. Jamie Lynn Walter
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”) American General Life Insurance Company (“Depositor”) Polaris Select Investor Variable Annuity Initial Form N-4 File Nos. 333-198223 and 811-03859
Dear Ms. Walter:
     On behalf of the Registrant and Depositor, submitted herewith pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) is a copy of the Initial N-4 registration statement (“Initial N-4”) filed on August 18, 2014. The purpose of this filing is to register a new variable annuity product under the marketing name of Polaris Select Investor.
     Please note that the Registrant has removed all financial statements and references to Independent Auditors from this Initial N-4. Registrant commits to file a pre-effective amendment that will include the Staff’s comments as well as the appropriate financial statements and Auditor’s consent.
     Registrant would like the registration statement to become effective on November 7, 2014. For that to be feasible, we would need to receive comments from the Staff by October 10, 2014. We would then have sufficient time to work with the Staff on addressing any comments, file a pre-effective amendment reflecting those comments and print final prospectuses for delivery to our fulfillment vendor. We would appreciate the Staff’s efforts to accommodate this schedule.
     Should you have any questions or need any additional information, please do not hesitate to contact me at (310) 772-6259 or e-mail: hlee@sunamerica.com.
Very truly yours,
/s/ HELENA LEE
Helena Lee
Assistant General Counsel